January 19, 2024

Allison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

202-551-6751

Re:	Advisers Investment Trust, File Nos. 333-173080 and 811-22538 (Vontobel)

Dear Ms. White:

On November 22, 2023, Advisers Investment Trust (the “Trust” or the “Registrant”), on behalf of Vontobel U.S. Equity Institutional Fund (the “Fund”), filed post-effective amendment number 109 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register shares of the Funds. On January 5, 2024, you provided comments to the Amendment by phone to Matthew Tobin.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Funds have authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement.

1.	Comment: Please apply comments to other applicable disclosures as needed.

Response: The revisions will be applied as needed throughout the amendment.

2.	Comment: Please provide completed fee table and expense example prior to the filings effective date.

Response: The complete fee table for the Fund is included below.

“Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (Fees paid directly from your investment)

Class I Shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None
Maximum deferred sales charge (load) (as a percentage of amount redeemed))	None
Redemption fee (as a percentage of amount redeemed)	None

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Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)

Class I Shares
Management Fee	0.50%
Distribution (Rule 12b-1) Fees	None
Other Expenses	2.24%
Total Annual Fund Operating Expenses	2.74%
Fee Waivers and/or Reimbursements[1]	(2.09)%
Total Annual Fund Operating Expenses After Fee Waivers and/or Reimbursement	0.65%

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Vontobel Asset Management, Inc. (the “Adviser”) has contractually agreed to waive fees and/or reimburse expenses to the extent that Total Annual Fund Operating Expenses (exclusive of brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, interest, taxes, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, litigation and indemnification expenses, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted principles)) exceed 0.65% for Class I Shares until January 28, 2025. If it becomes unnecessary for the Adviser to waive fees or make reimbursements, the Adviser may recapture any of its prior waivers or reimbursements for a period not to exceed three years from the date on which the waiver or reimbursement was made to the extent that such a recapture does not cause the Total Annual Fund Operating Expenses (exclusive of brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, interest, taxes, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, litigation and indemnification expenses, expenses associated with the investments in underlying investment companies and extraordinary expenses (as determined under generally accepted principles)) to exceed the applicable expense limitation in effect at time of recoupment or that was in effect at the time of the waiver or reimbursement. The agreement to waive fees and/or reimburse expenses will automatically renew annually from year to year on the effective date of each subsequent annual update to the Fund’s registration statement, until such time as the Adviser provides written notice of non-renewal, and will terminate automatically upon termination of the Investment Advisory Agreement.

Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. This example assumes that you invest $10,000 in the Fund for the time period indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The contractual expense limitation for the Fund is reflected only in the 1 year example. Although your actual costs may be higher or lower, based on these assumptions your costs would be as follows:

	1 Year	3 Years	5 Years	10 Years
Class I Shares	$66	$651	$1,263	$2,917”

3.

Comment: On page 4, within the bullets listing the ESG framework you state: “The Fund considers the percentage of investments in securities of companies that are in violation with certain international norms and standards promoted by the Fund or that are exposed to severe controversies (unless a positive outlook has been identified).” Please identify later in the document the norms and standards referenced here.

Response: The applicable international norms and standards currently are listed on page 9 of the prospectus. They include the UN Global Compact, UN Guiding Principles on Business and Human Rights, OECD Guidelines on Multinational Enterprises, the principles and rights set out in the eight fundamental conventions identified in the Declaration of the International Labor Organization (ILO) on Fundamental Principles and Rights at Work, and the International Bill of Human Rights.

4.

Comment: On page 4, within the bullets listing the ESG framework you state, “The Fund considers the percentage of securities covered by ESG analysis.” Please clarify within the document what you mean by this.

Response: This sentence has been deleted from the prospectus.

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5.

Comment: On page 5 you state: “The Adviser engages directly with companies through meetings and dialogue with management and by voting on resolutions, and indirectly in collaboration with other investors.” Please clarify in the document what you mean by “indirectly and in collaboration with other investors”.

Response: The Registrant has amended the disclosure on page 5 of the prospectus as follows:

The Adviser engages directly with companies through meetings and dialogue with management and by voting on resolutions, and indirectly by working collaboratively with other institutional shareholders or coordinating bodies to amplify our impact.

6.

Comment: On page 6, Third Party Provider Data Risk is listed. Please disclose in the Principal Strategy section that the adviser may rely on third party data providers in conducting its ESG research. In this regard, if the adviser will rely significantly on one or more third party data providers, please identify them in the prospectus.

Response: The Registrant has amended the disclosure on page 4-5 of the prospectus as follows: The Adviser uses the following sustainability indicators to determine if the Fund has attained the ESG characteristics in the ESG framework:

•	The Fund excludes securities of companies with any revenue exposure to controversial weapons (e.g., anti-personnel mines, cluster munitions, chemical weapons and biological weapons).

•

The Fund considers the percentage of investments in securities of companies that are in violation with certain international norms and standards promoted by the Fund or that are exposed to severe controversies as assessed on a case-by-case basis by the Adviser and/or a third party ESG data provider (unless a positive outlook has been identified.

Similar disclosure currently appears on page 10 of the prospectus. The Adviser leverages the services of many third party data providers to support its ESG research efforts, but does not rely significantly on any one or more third party data providers. Consequently, the Registrant declines to identify the third party data providers in the prospectus.

7.

Comment: On page 16 under the composite performance returns table you state “The Adviser has been independently verified for the periods from January 1, 2001 through December 31, 2020.” Do you mean the “performance” has been independently verified as opposed to “adviser”? Please disclose who conducted the verification and what type of verification was conducted. Also, please include a consent for the verification per Rule 436 under the 33 Act.

Response: The disclosure has been revised to disclose that the performance has been verified and that the Adviser claims compliance with the Global Investment Performance Standards (GIPS®). The Adviser engaged ACA Group, a third party service provider, to verify the prior performance of substantially similar accounts for the periods January 1, 2001 through December 31, 2020. Because the verification reports are available to investors upon request, the Registrant does not believe it is necessary or useful to disclose the name of the firm providing the verification in the Fund prospectus.

8.

Comment: On page 3 of the SAI, you state: “Following a referendum in 2016, the United Kingdom (“UK”) left the European Union (“EU”) on January 31, 2020. The UK and the EU reached a trade agreement on December 31, 2020, which became effective on May 1, 2021. The full impact of the UK’s departure from the EU and nature of the future relationship between the UK and the EU

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remains uncertain. Until the economic effects of the UK’s departure become clearer, and while a period of political, regulatory and commercial uncertainty continues, there remains a risk that the UK’s departure from the EU may negatively impact the value of investments held by the Fund.” Please consider including a disclosure regarding events in Ukraine and Israel.

Response: The Registrant respectfully declines to include specific risk disclosure in the SAI regarding the events in Ukraine and Israel. Disclosure in the SAI under the heading Foreign and Emerging Markets Information discloses that war and political instability is a risk of investing in these markets. The Registrant believes that disclosure is adequate. However, the Registrant has amended the disclosure in the statutory prospectus as follows:

Foreign Investing Risks Investing in securities of non-U.S. companies involves special risks and considerations not typically associated with investing in U.S. companies, including adverse fluctuations in foreign currency values and civil conflicts and war. The values of non-U.S. securities may be more volatile than those of U.S. securities. The values of non-U.S. securities are subject to economic and political developments in countries and regions where the issuers operate or are domiciled, or where the securities are traded, such as changes in economic or monetary policies, and changes in currency exchange rates. Trade tensions and economic sanctions on individuals and companies can contribute to market volatility. Values may also be affected by restrictions on receiving the investment proceeds from a non-U.S. country.

In general, less information is publicly available about non-U.S. companies than about U.S. companies. Non-U.S. companies are generally not subject to the same accounting, auditing, and financial reporting standards as are U.S. companies. Certain foreign issuers classified as passive foreign investment companies may be subject to additional taxation risk.

If you have any questions about the responses set forth above, please contact the undersigned at 614.469.3297 or Michael.Wible@thompsonhine.com.

Best regards,

/s/ Michael Wible

Michael Wible

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